Exhibit 21.1

Subsidiaries of Pope & Talbot, Inc. (the registrant)

Name of Corporation	State or Other Jurisdiction of Incorporation

1) Pope & Talbot Nova Scotia Canada	Nova Scotia

2) Pope & Talbot Ltd.	Canada Business Corporations Act

3) Mackenzie Pulp Land Ltd.	British Columbia

4) Pope & Talbot Mackenzie Pulp Operations Ltd.	Alberta

5) Pope & Talbot Wis., Inc.	Delaware

6) Penn Timber, Inc.	Oregon

7) Pope & Talbot Relocation Services, Inc.	Oregon

8) P&T Power Company	Oregon

9) Pope & Talbot Pulp Sales U.S., Inc.	Delaware

10) Pope & Talbot Pulp Sales Europe SPRL	Belgium

11) Pope & Talbot Lumber Sales, Inc.	Delaware

12) Halsey Cl02 Limited Partnership	Oregon

13) P&T Community Trust	British Columbia

14) P&T Funding Ltd.	British Columbia

15) P&T Funding Limited Partnership	British Columbia

16) P&T Funding Nova Scotia Company	Nova Scotia

17) P&T International, Ltd.	British Columbia

All subsidiaries of the registrant do business under the name of the corporation.